SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-36349

                  MediWound Ltd.
 (Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __

EXPLANATORY NOTE

On May 29, 2019, MediWound Ltd. (the “Company”) issued a press release entitled “BARDA Upsizes Support for NexoBrid with an Additional $21 Million to Fund Continuous Access Treatment Protocol for Thermal Burn”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: May 29, 2019	By:	/s/ Sharon Malka
	Name:	Sharon Malka
	Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit 99.1	Description Press release dated May 29, 2019 titled “BARDA Upsizes Support for NexoBrid with an Additional $21 Million to Fund Continuous Access Treatment Protocol for Thermal Burn”.